Exhibit 99.38

For Immediate Release:

HudBay NI 43-101 Mineral Resource Estimates

for Bur and Watts River Deposits

Winnipeg, Manitoba – January 14, 2008 – HudBay Minerals Inc. (TSX: HBM) today announced National Instrument 43-101 (NI 43-101) compliant mineral resource estimates for its 100% owned Bur and Watts River (Watts) deposits in the Flin Flon Greenstone Belt. The Bur deposit is located approximately 22 kilometres from HudBay’s concentrator at Snow Lake, Manitoba and the Watts deposit is approximately 45 km from the same concentrator.

Bur Deposit – Mineral Resources

Category	Tonnes	Au g/t	Ag g/t	Cu%	Zn%
Indicated	1,050,000	0.06	12.10	1.92	8.57
Inferred	302,000	0.08	9.60	1.35	9.00

Watts Deposit – Mineral Resources

Category	Tonnes	Au g/t	Ag g/t	Cu%	Zn%
Inferred	6,623,000	0.66	25.61	1.88	2.63

“The Bur and Watts deposits demonstrate the extent of the mineralization in the Flin Flon Greenstone Belt where we have previously discovered 25 mines and plan a $36.5 million exploration expenditure in 2008,” said Peter Jones, President and CEO. “The NI 43-101 estimates add substantial mineral resources to HudBay’s already considerable mineral resource inventory in undeveloped properties.”

HudBay plans to continue to evaluate both Bur and Watts deposits but currently expects the newly discovered Lalor Lake major mineral deposit to have developmental priority. The Lalor Lake deposit is also close to the Snow Lake concentrator, and, if developed, would fill the available capacity at the concentrator. The concentrator currently processes ore from HudBay’s Chisel North mine in the same area.

The NI 43-101 compliant mineral resource estimate for the Bur deposit is contained in the “Bur Project, Snow Lake, Manitoba, Canada NI 43-101 Technical Report” (the “Bur Report”). The report and estimate was prepared by Robert Carter, P.Eng, Senior Mines Analyst of HudBay’s Hudson Bay Mining and Smelting Co., Limited (HBMS) subsidiary, a Qualified Person under NI 43-101 under the supervision of Randal Cullen, P. Geo., Principal Geologist at AMEC, a Qualified Person under NI 43-101. Drill core samples from the Bur deposit were assayed by HBMS and ACME Analytical Laboratories Ltd. in Vancouver. AMEC and Mr. Cullen are independent of HudBay.

The NI 43-101 compliant mineral resource estimate for the Watts River deposit is contained in the “Technical Report – Watts River Deposit, Snow Lake Area, Manitoba”. The report and estimate was prepared by Robert Carter, P.Eng., Senior Mines Analyst of HBMS and reviewed by Kimberley Lau, P. Geo., Mines Technical Services Superintendent of HBMS. Mr. Carter and Ms. Lau are both Qualified Persons under NI 43-101. Drill core samples from the Watts River deposit were assayed by HBMS, ACME Analytical Laboratories Ltd., TSL Laboratories, and ALS Chemex Limited.

Ms. Lau has reviewed and approved the portions of this press release relating to the Bur deposit and the Watts deposit, the former derived from the Bur Report prepared under the supervision of Mr. Cullen.

The technical reports containing the mineral resources estimates will be filed on SEDAR following issue of this news release.

About HudBay Minerals Inc.

HudBay is an integrated mining company operating mines, concentrators and a metal production facility in northern Manitoba and Saskatchewan. HudBay also owns a zinc oxide production facility in Ontario, the White Pine copper refinery in Michigan and the Balmat zinc mine in New York state. HudBay is a member of the S&P/TSX Composite Index and a member of the S&P/TSX Global Mining Index.

(HBM-G)

For further information:

Brad Woods

Director, Investor Relations

Tel: (204) 949-4272

brad.woods@hbms.ca

www.hudbayminerals.com

Forward-Looking Information

This news release contains “forward-looking information”, within the meaning of applicable Canadian securities legislation. Forward-looking information includes, but is not limited to, information with respect to HudBay’s mineral resource estimates and potential plans for the Bur and Watts deposits as well as Lalor Lake. Generally, forward-looking information can be identified by the use of forward-looking terminology such as “plans”, “seeks”, “expects”, “budget” or variations of such words or state that certain actions, events or results “may”, “could”, “will”, “will be”, “would be” or “is expected to be”. Forward-looking information is subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of HudBay to be materially different from those expressed or implied by such forward-looking information, including risks associated with the mining industry such as economic factors, government regulation and approvals, environmental risks, actual results of exploration activities, future commodity prices, permitting timelines, capital expenditures, possible variations in ore reserves, resources, grade or recovery rates, requirements for additional capital, changes in project parameters as plans continue to be refined, conclusions of economic evaluations as well as those factors discussed in the section entitled “Risk Factors” in HudBay’s Annual Information Form for the year ended December 31, 2006, available on www.sedar.com. Although HudBay has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking information, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such information. Accordingly, readers should not place undue reliance on forward-looking information. HudBay does not undertake to update any forward-looking information, except in accordance with applicable securities laws.

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